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                             June 14, 2023

       Paul Carrazone
       President and Chief Executive Officer
       Legion Capital Corp
       301 E Pine Street
       Suite 850
       Orlando, FL 32801

                                                        Re: Legion Capital Corp
                                                            Offering Statement
on Form 1-A
                                                            Filed May 25, 2023
                                                            File No. 024-12262

       Dear Paul Carrazone:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed May 25, 2023

       Terms of the Offering, page 22

   1. We note your disclosure here, on the cover page and on page 3 about the interest rate step-
                                                        up rights. Please
expand your disclosure to provide additional details as to how such step-
                                                        up rights will operate,
such as whether you will provide notice to bondholders of such right prior to
maturity, and whether bondholders must affirmatively commit to a
                                                           repurchase    at or
within 30 days of maturity, and what will happen to their funds if they do not take any action.
Please also provide us an analysis as to whether you think the step-up will result in
a new bond being issued and thus constitute a new security offering, as it is unclear from
your disclosure here and on page 6. As such, please advise if you anticipate the
repurchase will be considered a separate Regulation A offering, and if you anticipate you will be
filing a new Form 1-A, or other form, to correspond with the subsequent bond
offering. As part of your response, please also tell us how you think the
 Paul Carrazone
Legion Capital Corp
June 14, 2023
Page 2
         subsequent offerings will fit within the Tier 2 offering limit, not to exceed $75,000,000.
         See Rule 251(a)(2) of Regulation A. Finally, we note that such right does not appear in the Form of Bond filed as Exhibit 4.3, so please clarify if this right is a feature of the bond itself and how it will be memorialized such that bondholders are aware of the right, and whether you have ability to alter its availability.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 if you
have questions.



FirstName LastNamePaul Carrazone                                 Sincerely,
Comapany NameLegion Capital Corp
                                                                 Division of
Corporation Finance
June 14, 2023 Page 2                                             Office of
Finance
FirstName LastName